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                            August 15, 2023

       Mohanraj Ramasamy
       Chief Executive Officer
       SRIVARU Holding Ltd
       2nd Floor, Regatta Office Park, West Bay Road
       P.O. Box 10655
       Grand Cayman, KY1-1006
       Cayman Islands

                                                        Re: SRIVARU Holding Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed August 7,
2023
                                                            File No. 333-272717

       Dear Mohanraj Ramasamy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2023, letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Notes to Unaudited Pro Forma Condensed Combined Financial Statements
       Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March
       31, 2023, page 196

   1. Please amend your filing to include descriptions of all pro forma adjustments included on the pro forma balance
sheet. In this regard, we note that adjustments K through N do not appear to be explained
in Note 4 to the Pro Forma Financial Statements.
 Mohanraj Ramasamy
FirstName
SRIVARU LastNameMohanraj Ramasamy
           Holding Ltd
Comapany
August 15, NameSRIVARU
           2023        Holding Ltd
August
Page 2 15, 2023 Page 2
FirstName LastName
MOIV Acquisition Corp. Financial Statements, page F-1

2. Please update the MOBIV Acquisition Corp financial statements for the quarter ended
         June 30, 2023.
General

3. Please revise to include a currently dated consent of your independent registered public accounting firm.
4. Please file a pre-effective amendment to the proxy statement/prospectus that includes all exhibits and all non-430A information, including the amount of securities to be offered on the cover page, the identity and contact info of the proxy solicitor, and the per share information on page 205. To the extent that you have set the record date, please fill that in and include all related information as well.
       You may contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing